Filed pursuant to Rule 433

Registration Statement No. 333-220694

Relating to Preliminary Prospectus Supplement dated October 3, 2018

Republic of Colombia

Preliminary Term Sheet

U.S. $1,500,000,000 4.500% Global Bonds due 2029

Issuer:	Republic of Colombia (“Republic”)

Transaction:	4.500% Global Bonds due 2029 (“2029 Global Bonds”)

Expected Issue Ratings*:	Baa2 / BBB-/ BBB (Moody’s, negative / S&P, stable / Fitch, stable)

Format:	SEC Registered

Principal Amount**:	U.S. $1,500,000,000

Pricing Date:	October 3, 2018

Settlement Date:	October 12, 2018 (T+6)

Make-Whole Call:	Prior to December 15, 2028 at a discount rate of Treasury Yield plus 20 basis points

Par Call:	On and after December 15, 2028 (three months before the maturity date) redeemable at 100.000%

Maturity Date:	March 15, 2029

Interest Payment Dates:	March 15 and September 15 of each year, commencing March 15, 2019, to the holders of record on March 1 and September 1 preceding each payment date

Benchmark Treasury:	2.875% UST due August 15, 2028

Benchmark Treasury Price and Yield:	97-14+ and 3.178%

Spread to Benchmark Treasury:	+140 bps

Yield to Maturity:	4.578%

Coupon:	4.500%

Price to Public:	99.362% not including accrued interest

Proceeds (before underwriting discount and expenses) to Issuer***:	U.S. $1,490,430,000, plus accrued interest, if any, from October 12, 2018

Day Count:	30/360

Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof

Listing and Trading:	Application will be made to list the 2029 Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/917142/000119312518291486/d623443d424b3.htm

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.

CUSIP/ISIN:	195325DP7/US195325DP79

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

**Note: The aggregate principal amount of 2029 Global Bonds includes an amount intended to fund the purchase of outstanding Preferred Tenders and Non-Preferred Tenders (as such terms are defined in the Offer to Purchase, dated October 3, 2018, of the Republic) in the concurrent tender offer pursuant to the Offer to Purchase, based on the final acceptances in the tender offer. The Republic will announce the amount of Preferred Tenders and Non-Preferred Tenders that it is accepting on October 4, 2018.

***Note: The total net proceeds amount may be adjusted in proportion to the adjustment, if any, to be made to the aggregate amount of 2029 Global Bonds.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at +1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at +1-800-221-1037 or J.P. Morgan Securities LLC toll-free at +1-866-846-2875.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.